Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Earnings (loss):
Earnings (loss) before income taxes	$(390)	$(1,461)	$(765)	$(1,802)

Add: Total fixed charges (per below)	390	410	798	833

Less: Interest capitalized	10	8	20	13
Total earnings (loss) before income taxes	$(10)	(1,059)	13	(982)

Fixed charges:
Interest	$154	$172	$323	$352

Portion of rental expense representative of the interest factor	218	206	431	419

Amortization of debt expense	18	32	44	62
Total fixed charges	$390	$410	$798	$833

Ratio of earnings to fixed charges	-	-	-	-

Coverage deficiency	$400	$1,469	$785	$1,815